SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com

January 16, 2009

VIA EDGAR AND FACSIMILE

Ms. Kristi Marrone
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Centro NP LLC
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
File No. 001-12244

Dear Ms. Marrone:

On behalf of Centro NP LLC (the “Company”), this letter responds to a telephonic conversation between the Company and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) on December 19, 2008 regarding the Staff’s request that the Company file the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 for the Forms 10-Q filed for the first three quarters of fiscal 2008.  Set forth below is our response to the Staff’s request.

RESPONSE :  The Company believes that it is not required to file the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 (such certificate, the “906 Certification” and the Sarbanes-Oxley Act of 2002, “SOX”) for the Forms 10-Q filed for the first three quarters of fiscal 2008.  The definition of “issuer” under SOX is defined as “issuer (as defined in section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78c)), the securities of which are registered under section 12 of that Act (15 U.S.C. 78l), or that is required to file reports under section 15(d) (15 U.S.C. 78o(d)), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (15 U.S.C. 77a et seq.), and that it has not withdrawn.”  The Company is not subject to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is not required to file reports under Section 13(a) of the Exchange Act. The Company files its reports voluntarily pursuant to an indenture covenant.  Since the Company does not fall within the definition of “issuer” under SOX, the Company does not believe it is subject to the requirement under SOX to file the 906 Certification.

*****

I am happy to discuss any questions or comments that you may have regarding this letter.  I can be reached at (213) 687-5379, and my facsimile number is (213) 621-5374.

Very truly yours,

/s/ Rick Madden
Rick Madden, Esq.

cc:           Daniel L. Gordon, Branch Chief

Glenn Rufrano

Steven Siegel

John Braddon

Steve Splain